EXHIBIT 99.1

Hydrogenics Wins the Award for Excellence in the Field of Environmental Technology Commercialization at CleanEquity Monaco 2013

MISSISSAUGA, Ontario, March 13, 2013 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that an independent panel of judges at the recently-completed CleanEquity Monaco 2013 selected the Company as best in class for Excellence in the Field of Environmental Technology Commercialization. CleanEquity Monaco is the foremost emerging cleantech conference hosted by Innovator Capital, a London specialist investment bank, and the accolade was bestowed following a message from H.S.H. Prince Albert II of Monaco on Friday, March 8th at the conference's Award Ceremony.

Mungo Park, Chairman of Innovator Capital, commented, "Hydrogenics and its management are thoroughly deserving of this award. Few companies have the strength and fortitude as they have displayed over recent years. I am delighted with the judges' choice."

Headquartered in Mississauga, Ontario, Hydrogenics is a world leader in hydrogen power solutions, including electrolyzer-based energy storage systems and fuel-cell power modules. The company has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, China, India, Europe, the US and Canada.

Daryl Wilson, Hydrogenics' President and Chief Executive Officer, stated, "This is a profound honor, and we are extremely humbled to receive such a significant award in the world of alternative energy. Hydrogenics has come a long way in recent years and is proud to be providing innovative energy storage solutions and fuel cell power systems to a world that now appreciates and understands the economic benefits of hydrogen."

Contributors to the 2013 event included The Prince Albert II of Monaco Foundation, The Hinduja Foundation, Monaco's Chamber of Economic Development, Covington & Burling, Qualcomm, MDB Capital, PR Newswire, Kwittken & Company and the Monte-Carlo SBM.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in  Germany, Belgium and Canada and service centres in Russia, China, India, Europe, the US and Canada.

CONTACT: Company Contact:
         Chris Witty
         Hydrogenics Investor Relations
         646-438-9385
         cwitty@darrowir.com